Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

DEEP EXPLORATION DRILLING EXTENDS MINERALISATION TO A DEPTH OF 1,200 METRES AT RICHMONT’S ISLAND GOLD MINE; $7.6 MILLION EXPLORATION PROGRAM ANNOUNCED FOR 2015

MONTREAL, Quebec, Canada, January 8, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to provide results from its deep exploration drilling that was announced in September 2014 to test part of the down plunge projection of the Island Gold deposit to the east. Highlights include intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. Richmont is also pleased to announce a $7.6 million exploration program for Island Gold Mine in 2015.

Mr. Renaud Adams, President and CEO of Richmont Mines commented: “We are very pleased with recent assay results from our step-out exploration drilling programs at Island Gold. A hole drilled from surface in December reaffirms the potential for extending our existing deep resource to the east as well as below its currently defined 1,000 metre limit. The hole intersected mineralization at a depth of about 1,200 metres, at an approximate 250 metre down plunge from the limits of the currently defined resources. Results such as this reinforce our belief of the potential to grow this deposit both laterally and at depth.”

He continued: “Our primary objective in 2015 is to unlock the value of Island Gold. To this end, our exploration drilling will focus on lateral expansion of our current resource base, mainly toward the east, with the objective of increasing the number of ounces per vertical metre down to a depth of 1,000 metres, which would favourably impact our development cost per ounce.”

Highlights:

  Recent drill results (cut grades over true widths): in hole GD-14-01C from surface, intersections of 19.87 g/t Au over 3.93 metres in the C Zone, and 21.1 g/t Au over 0.95 metres in an undetermined zone, and in hole 400-528 09 drilled from underground, an intersection of 7.44 g/t Au over 8.49 metres in the C Zone (please see Table 1 and Chart 1 for details);

  61,000 metres of exploration drilling planned at Island Gold during 2015, primarily to test the eastern extension of the deposit at depths of below 600 metres, as well as the potential closer to surface to the west and to the east of the existing operations and resource base;

  Focus will be on completing the exploration/definition drift on the 620 metre level of the mine which will better facilitate the 2015 drilling programs; 150 metres of the planned 600 metres of drifting have been completed as of the end of 2014, with development expected to be done by Q3 2015.

DEEP EXPLORATION DRILLING EXTENDS MINERALISATION TO A DEPTH OF 1,200 METRES AT RICHMONT’S ISLAND GOLD MINE;
$7.6 MILLION EXPLORATION PROGRAM ANNOUNCED FOR 2015
January 8, 2015
Page 2 of 4

Exploration Results

In September 2014 the Corporation announced plans to complete several additional exploration drill holes in order to better evaluate the potential of the deposit towards the east between depths of approximately 800 and 1,000 metres. Results are detailed in Table 1 below and are shown in the attached long section (see Chart 1 link). Hole GD-14-01C, drilled from surface, intersected the targeted C Zone at a vertical depth of 1,203 metres, and assayed 19.87 g/t Au over a true width of 3.93 metres. Significantly, this intersection is approximately 250 metres down plunge from the limits of the currently defined resources, and is considered indicative of the excellent potential for the down plunge extension of Island Gold Mine’s mineralization. An additional intersection of 21.1 g/t Au over 0.95 metres is not within the C Zone, but its relationship is yet to be determined. A second hole being drilled from surface will be concluded shortly, however the areas previously targeted by the remaining planned holes from surface will be drilled at a later date from the 620 metre exploration drift as development advances by the contractor, and drill access has been attained.

The additional two holes, drilled from underground (400-528-09 and 400-528-10), both successfully intersected the C Zone. Hole 400-528-09 intersected 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres, which is not a significant step out from the known resources, while hole 400-528-10 intersected 4.44 g/t Au over 6.07 metres at a vertical depth of 1,091 metres, which is approximately 100 metres below the currently defined resource base. A second zone grading 4.79 g/t Au over 2.87 metres at a vertical depth of 1,179 metres was similarly intersected by hole 400-528-10. While in a zone that is yet to be determined, this intersection is an approximate 200 metre step out to depth from the known resource, and is very encouraging.

Chart 1: IG Longitudinal Section – 2015 Planned Exploration Drilling

TABLE 1
STEP-OUT DEEP EXPLORATION DRILL RESULTS AT ISLAND GOLD MINE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(1)	Zone(2)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-528-09	720.00	558.53	574.80	8.49	7.44	7.44	C	858
	including	559.56	560.33	0.40	52.93	52.93
	including	569.43	570.00	0.30	80.19	80.19
400-528-10	948.00	772.46	788.25	6.07	4.44	4.44	C	1,091
		879.00	886.50	2.87	4.79	4.79	ND	1,179
	including	880.55	881.15	0.23	40.56	40.56
GD-14-01C	1,416.00	1,100.95	1,103.40	0.95	59.60	21.10	ND	1,096
(drilled from	including	1,101.36	1,101.90	0.21	269.65	95.00
surface)		1,172.64	1,175.10	0.95	10.56	10.56	ND	1,165
		1,207.52	1,217.48	3.93	29.94	19.87	C	1,203
	including	1,210.32	1,210.85	0.21	284.18	95.00
	including	1,214.70	1,215.20	0.20	68.86	68.86
(1)	Cut at 95 g/t.
(2)	ND = zone not yet determined.

DEEP EXPLORATION DRILLING EXTENDS MINERALISATION TO A DEPTH OF 1,200 METRES AT RICHMONT’S ISLAND GOLD MINE;
$7.6 MILLION EXPLORATION PROGRAM ANNOUNCED FOR 2015
January 8, 2015
Page 3 of 4

2015 Exploration Budget

Richmont has approved a $7.6 million exploration budget for the Island Gold Mine property for 2015, as detailed in Table 2. The 61,000 metre exploration drill program has two primary objectives. The first is to test the eastern extension potential of the resource between 500 and 1,000 metres of depth with a budgeted 41,000 metres of underground drilling. This drilling will be more heavily weighted to the second half of the year once access has been achieved via the 620 metre level drift currently being developed by the contractor. Carrying out drilling from underground is less expensive considering the depths that are being targeted, and will also enable a better core angle. The second primary objective is to test a number of targets and target areas located toward the western property boundary, as well as to the east of the existing operations. This surface exploration drilling will encompass 20,000 metres, and will test the targeted areas from surface to a depth of approximately 750 metres.

The $7.6 million exploration budget for Island Gold in 2015 will be a significant step to unlocking the future value of this asset through the potential growth of the currently defined 1.0 million ounce resource.

TABLE 2
ISLAND GOLD 2015 EXPLORATION PLANS & BUDGET
	Metres	Cost (CAN$ millions)
Exploration / definition drilling drift at 620 metre depth	450	$2.8
Exploration drilling – from underground	41,000	$2.7
Exploration drilling – from surface	20,000	$1.6
Related administrative costs	-	$0.5

TOTAL	61,450	$7.6

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

DEEP EXPLORATION DRILLING EXTENDS MINERALISATION TO A DEPTH OF 1,200 METRES AT RICHMONT’S ISLAND GOLD MINE;
$7.6 MILLION EXPLORATION PROGRAM ANNOUNCED FOR 2015
January 8, 2015
Page 4 of 4

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at the Wesdome Laboratory in Wawa and were confirmed by re-assays at Activation Laboratories Ltd of Thunder Bay, Ontario, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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